Exhibit 12

Warner Chilcott Limited

Computation of Earnings to Fixed Charges

	Fiscal Year Ended September 30,			Three Months Ended December 31,		Year Ended December 31,		Three Months Ended March 31,
	Predecessor			Predecessor		Successor		Successor
				(Unaudited)
	2002	2003	2004	2003	2004	2005	2006	2006	2007
	(dollars in thousands)
Fixed Charges:
Interest expense (a)	30,645	11,305	11,103	3,618	1,877	149,393	173,483	45,496	31,008
Lease rental expense, buildings (b)	546	542	497	212	299	1,574	903	440	589

Fixed Charges	31,191	11,847	11,600	3,830	2,176	150,967	174,386	45,936	31,597

Earnings
Income before taxes from continuing operations	52,523	127,670	202,367	52,607	(17,530)	(569,768)	(164,657)	(25,822)	(6,003)
+ Fixed Charges	31,191	11,847	11,600	3,830	2,176	150,967	174,386	45,936	31,597
+ Amortization of previously capitalized interest	53	53	53	13	13	0	0	0	0

Earnings	83,767	139,570	214,020	56,450	(15,341)	(418,801)	9,729	20,114	25,594

Ratio of Earnings to Fixed Charges	2.7	11.8	18.5	14.7	(7.1)	(2.8)	0.1	0.4	0.8

Shortfall amount if ratio less than zero					(17,517)	(569,768)

(a)	Interest expenses including both continuing and discontinued operations; includes amortization of previously capitalized interest
(b)	Portion of lease rental expense from both continuing and discontinued operations that represents interest cost, estimated by management to be one-third of lease rental expense